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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Allergan Specialty Therapeutics, Inc.

Title of Class of Securities: Common Stock, par value $.01 per share

CUSIP Number:  018494104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

Lourde John Constable, 5 Radnor Corp. Center, 100 Matsonford Rd.
      Suite #520, Radnor, Pennsylvania 19087 (610) 964-0750

     (Date of Event which Requires Filing of this Statement)

                         April 15, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 018494104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Lourde John Constable, d/b/a Constable Asset Management

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         149,800

8.  Shared Voting Power:

         276,200

9.  Sole Dispositive Power:

         149,800

10. Shared Dispositive Power:

         276,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         426,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         13.0%

14. Type of Reporting Person

         IN














































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CUSIP No.: 018494104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Constable Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         276,200

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         276,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         276,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         8.4%

14. Type of Reporting Person

         PN














































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The purpose of this Schedule 13D is to report the ownership of
Lourde John Constable and Constable Partners, L.P. (together, the "Reporting Persons") in the Common Stock, $.01 par value per share (the "Shares"), of Allergan Specialty Therapeutics, Inc. (the "Issuer") of 13.0% and 8.4%, respectively, of the Shares outstanding.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, $.01 par value, in Allergan Specialty Therapeutics, Inc.

         The name and address of the principal executive and business office of the Issuer is:

         Allergan Specialty Therapeutics, Inc.
         2525 Dupont Drive
         Irvine, California 92612

Item 2.  Identity and Background

         This statement is being filed on behalf of Lourde John Constable and Constable Partners, L.P., a Delaware limited partnership (the "Partnership"). Mr. Constable is the general partner of the Partnership and of Constable II, L.P., a Delaware limited partnership, and is the investment manager of Oceanus Fund, a Guernsey corporation (the "Offshore Fund"). The principal office of the Reporting Persons and of Constable II, L.P. is 5 Radnor Corp. Center, 100 Matsonford Rd., Suite #520, Radnor, Pennsylvania 19087. The address of the Offshore Fund is c/o Butterfield Fund Managers, P.O. Box 211, Butterfield House, The Grange, St. Peter Port, Guernsey, GY1 3NQ, Channel Islands.

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.






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Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Constable is deemed to beneficially own 426,000 Shares, of which the Partnership owns 276,200 Shares. The Shares deemed to be beneficially owned by Mr. Constable that are not held by the Partnership are held by either Constable Partners II, L.P. or the Offshore Fund. The Shares of the Issuer were purchased in open market transactions. The Shares deemed to be beneficially owned by Mr. Constable were purchased for an aggregate purchase price of $4,816,875, of which amount $3,107,250 represents the aggregate purchase price of the Shares owned by the Partnership. The funds for the purchase of the Shares held in the Partnership, Constable Partners II, L.P and the Offshore Fund came from each of those entity's working capital. No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The Shares of the Issuer that are the subject of this
         Schedule 13D were acquired and are held for investment purposes. Additional Shares of the Issuer may be purchased by the Reporting Persons at any time in either privately negotiated or open market transactions if prices or other factors are deemed favorable by Mr. Constable. Any or all the Shares that are the subject of this Schedule 13D may be sold at any time, in either privately negotiated or open market transactions, depending on market conditions prevailing at the time and other factors that are deemed relevant by Mr. Constable. Although Mr. Constable knows of no conflicts, nevertheless he intends to monitor the activities of the current management and Board of Directors of the Issuer to ensure that they are mindful of potential conflicts of interest that may arise in the relationship of the Issuer to Allergan and that they will represent the interests of the Issuer and its shareholders fairly and equitably.

         Mr. Constable reserves the right to take any and all actions to address any potential concerns that may arise with respect to the Issuer.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, Mr. Constable is deemed to be the beneficial owner of 426,000 Shares, of which the Partnership is the owner of 276,200 Shares. Based on information received from the Issuer, as of March 10, 1998 there were 3,272,000 Shares outstanding.


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         Therefore, Mr. Constable is deemed to beneficially own
         13.0%, of which the Partnership owns 8.4%, of the outstanding Shares. Mr. Constable has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. The Partnership has the shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that it beneficially owns. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to April 15, 1998 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to April 15, 1998 through the date of this filing is filed herewith as Exhibit B.




















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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.

                             CONSTABLE PARTNERS, L.P.

                             By:  /s/ Lourde John Constable
                                 _____________________________
                                 Lourde John Constable
                                 General Partner

                                 /s/ Lourde John Constable
                             _________________________________
                                 Lourde John Constable


April 27, 1998






























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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

April 27, 1998 relating to the Common Stock of Allergan

Specialty Therapeutics, Inc. shall be filed on behalf of the undersigned.


                               CONSTABLE PARTNERS, L.P.

                             By:  /s/ Lourde John Constable
                                 _____________________________
                                 Lourde John Constable
                                 General Partner

                                 /s/ Lourde John Constable
                             _________________________________
                                 Lourde John Constable


























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02414001.AA0



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS
                    _________________________

CONSTABLE PARTNERS:


  Date     Shares Purchased or (Sold)     Price Per Share
  ____      ________________________     _________________

4/15/98             276,200                   $11.25


CONSTABLE PARTNERS II, L.P.:


  Date     Shares Purchased or (Sold)     Price Per Share
  ____      ________________________     _________________

4/7/98                5,000                   $12.125

4/15/98              35,800                    11.25


OCEANUS FUND:


  Date     Shares Purchased or (Sold)     Price Per Share
  ____      ________________________     _________________

4/7/98               20,000                   $12.25

4/16/98              89,000                    11.25


















02414001.AA0